As filed with the Securities and Exchange Commission on August 17, 2010

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MICROVISION, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3679	91-1600822
(State or Other Jurisdiction of Incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6222 185th Avenue NE

Redmond, WA 98052

(425) 936-6847

(Address, including zip code, and telephone number, including area code of principal executive offices)

Thomas M. Walker

Vice President, General Counsel & Secretary

Microvision, Inc.

6222 185th Avenue NE

Redmond, Washington 98052

(425) 936-6847

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Joel F. Freedman

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ❑

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ❑

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ❑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	17,771,901(1)	$2.45(2)	$43,541,157.45(2)	$3,104.48

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Market on August 12, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

SUBJECT TO COMPLETION, DATED AUGUST 17, 2010

PROSPECTUS

17,771,901 Shares

MICROVISION, INC.

Common Stock

This prospectus relates to the disposition from time to time of up to 17,771,901 shares of our common stock, which are held or may be held by the selling stockholder named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder identified in this prospectus, or its permitted transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” beginning on page 8 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.

Our common stock is listed on The NASDAQ Global Market under the symbol “MVIS.” The last reported sale price of our common stock on The NASDAQ Global Market on August 12, 2010 was $2.45 per share.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” beginning on page 3 of this prospectus and “Part II — Item 1A Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the safe harbor created by that section. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans of Microvision, as well as assumptions relating to the foregoing. The words “anticipate,” “believe,” “estimate,” “expect,” “goal,” “may,” “plan,” “project,” “will,” and similar expressions identify forward-looking statements, which speak only as of the date the statement was made.

These forward-looking statements are not guarantees of future performance. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to obtain financing; our ability to continue operations; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other factors set forth in the section entitled “Risk Factors” below, and in the documents incorporated by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in or incorporated into this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in our quarterly report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference in this prospectus. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from sales of the common stock sold pursuant to this prospectus.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been quoted on the NASDAQ Global Market under the symbol “MVIS”. As of August 12, 2010, there were approximately 360 holders of record of 88,868,713 shares of common stock outstanding.

The following table sets forth for the indicated periods the high and low sales prices of our common stock as reported by the NASDAQ Global Market.

	High	Low
Fiscal year ended December 31, 2010:
First Quarter	$3.63	$1.92
Second Quarter	3.69	2.42
Third Quarter (through August 5, 2010)	3.10	2.65
Fiscal year ended December 31, 2009:
First Quarter	$2.20	$0.77
Second Quarter	3.30	1.20
Third Quarter	5.71	2.70
Fourth Quarter	5.75	2.90
Fiscal year ended December 31, 2008:
First Quarter	$4.65	$1.82
Second Quarter	4.05	2.35
Third Quarter	3.16	1.85
Fourth Quarter	2.20	1.06

COMMITTED EQUITY LINE FINANCING

On August 16, 2010, we entered into a common stock purchase agreement, which we refer to in this prospectus as the Purchase Agreement, with Azimuth Opportunity Ltd. (“Azimuth”) providing for a financing arrangement that is sometimes referred to as a committed equity line financing facility. The Purchase Agreement provides that, upon the terms and subject to the conditions in the Purchase Agreement, Azimuth is committed to purchase up to $60 million of shares of our common stock over the 24-month term of the Purchase Agreement under certain specified conditions and limitations, provided that in no event may we sell under the Purchase Agreement more than 17,771,901 shares of common stock, which is less than 20% of our outstanding shares of common stock on August 16, 2010, the closing date of the Purchase Agreement, less the number of shares of common stock we issued to Azimuth on the closing date as commitment shares described below. Furthermore, in no event may Azimuth purchase any shares of our common stock which, when aggregated with all other shares of our common stock then beneficially owned by Azimuth, would result in the beneficial ownership by Azimuth of more than 9.9% of the then outstanding shares of our common stock. These maximum share and beneficial ownership limitations may not be waived by the parties.

From time to time over the term of the Purchase Agreement, and in our sole discretion, we may present Azimuth with draw down notices requiring Azimuth to purchase a specified dollar amount of shares of our common stock, based on the price per share over 10 consecutive trading days (the “Draw Down Period”), with the total dollar amount of each draw down subject to certain agreed-upon limitations based on the market price of our common stock at the time of the draw down (which may not be waived or modified). In addition, in our sole discretion, but subject to certain limitations, we may require Azimuth to purchase a percentage of the daily trading volume of our common stock for each trading day during the Draw Down Period. We are allowed to present Azimuth with up to 24 draw down notices during the term of the Purchase Agreement, with only one such draw down notice allowed per Draw Down Period and a minimum of five trading days required between each Draw Down Period.

Once presented with a draw down notice, Azimuth is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our common stock exceeds a threshold price determined by us for such draw down. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the Draw Down Period on which shares are purchased, less a discount ranging from 3.50% to 10.00% (which range may not be modified), based on a minimum price we specify. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a Draw Down Period, the Purchase Agreement provides that Azimuth will not be required to purchase the pro-rata portion of shares of common stock allocated to that trading day. The obligations of Azimuth under the Purchase Agreement to purchase shares of our common stock may not be transferred to any other party.

In partial consideration for Azimuth’s execution and delivery of the Purchase Agreement, upon the execution and delivery of the Purchase Agreement, we issued Azimuth 64,377 shares of our common stock, which we refer to as the Commitment Shares, and paid Azimuth a cash fee of $150,000. The issuance of the Commitment Shares, together with all other shares of common stock issuable to Azimuth pursuant to the terms of the Purchase Agreement, is exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D under the Securities Act of 1933, as amended, or the Securities Act.

Azimuth has agreed that during the term of the Purchase Agreement, neither Azimuth nor any of its affiliates will, directly or indirectly, engage in any short sales involving our securities or grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of any shares of our common stock, provided that Azimuth will not be prohibited from engaging in certain transactions relating to any of the shares of our common stock that it owns, including the Commitment Shares, or that it is obligated to purchase under a pending draw down notice.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. Before Azimuth is obligated to purchase any shares of our common stock pursuant to a draw down notice, certain conditions specified in the Purchase Agreement, none of which are in Azimuth’s control, must be satisfied, including the following:

•	Each of our representations and warranties in the Purchase Agreement must be true and correct in all material respects.

•	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by us.

•	The registration statement of which this prospectus forms a part must be effective under the Securities Act.

•

We must not have knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the registration statement of which this prospectus forms a part or the prohibition or suspension of the use of this prospectus.

•

We must have filed with the SEC all required prospectus supplements relating to this prospectus and all periodic reports and filings required to be filed by us under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•

Trading in our common stock must not have been suspended by the SEC, The NASDAQ Global Market or the Financial Industry Regulatory Authority, or FINRA, and trading in securities generally on The NASDAQ Global Market must not have been suspended or limited.

•

We must have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement (discussed below).

•

No statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction shall have been enacted, entered, promulgated, threatened or endorsed which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

•

No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transaction.

•

The absence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.

There is no guarantee that we will be able to meet the foregoing conditions or any of the other conditions in the Purchase Agreement or that we will be able to draw down any portion of the amounts available under the equity line with Azimuth.

The Purchase Agreement may be terminated at any time by the mutual written consent of the parties. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earlier to occur of (i) the first day of the month next following the 24-month anniversary of the effective date of the registration statement of which this prospectus forms a part (which term may not be extended by the parties) or (ii) the date on which Azimuth purchases the entire commitment amount under the Purchase Agreement. We may terminate the Purchase Agreement on one trading day prior written notice to Azimuth, subject to certain conditions. Azimuth may terminate the Purchase Agreement effective upon one trading day prior written notice to us under certain circumstances, including the following:

•

The existence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.

•	The Company enters into an agreement providing for certain types of financing transactions that are similar to the equity line with Azimuth.

•	Certain transactions involving a change in control of the company or the sale of all or substantially all of our assets have occurred.

•

We are in breach or default in any material respect under any of the provisions of the Purchase Agreement or the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us.

•

While Azimuth holds any shares issued under the Purchase Agreement, the effectiveness of the registration statement that includes this prospectus is suspended or the use of this prospectus is suspended or prohibited, and such suspension or prohibition continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, subject to certain exceptions.

•

Trading in our common stock is suspended or our common stock ceases to be listed or quoted on a trading market, and such suspension or failure continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period.

•	We have filed for and/or are subject to any bankruptcy, insolvency, reorganization or liquidation proceedings.

The Purchase Agreement provides that no termination of the Purchase Agreement will limit, alter, modify, change or otherwise affect any of the parties’ rights or obligations with respect to any pending draw down notice, and that the parties must fully perform their respective obligations with respect to any such pending draw down notice under the Purchase Agreement, provided all of the conditions to the settlement thereof are timely satisfied. The Purchase Agreement also provides for indemnification of Azimuth and its affiliates in the event that Azimuth incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations and warranties under the Purchase Agreement or the other related transaction documents or any action instituted against Azimuth or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

We agreed to pay up to $35,000 of reasonable attorneys’ fees and expenses (exclusive of disbursements and out-of- pocket expenses) incurred by Azimuth in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement and related transaction documentation. Further, if we issue a draw down notice and fail to deliver the shares to Azimuth on the applicable settlement date, and such failure continues for 10 trading days, we agreed to pay Azimuth, in addition to all other remedies available to Azimuth under the Purchase Agreement, an amount in cash equal to 2.0% of the purchase price of such shares for each 30-day period the shares are not delivered, plus accrued interest.

In connection with the Purchase Agreement, we entered into a registration rights agreement with Azimuth, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we granted to Azimuth certain registration rights related to the Commitment Shares and the shares issuable under the Purchase Agreement. Pursuant to the Registration Rights Agreement, we have filed with the SEC a registration statement, of which this prospectus is a part, relating to the selling stockholder’s resale of the Commitment Shares and any shares of common stock purchased by Azimuth under the Purchase Agreement. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Azimuth under the Purchase Agreement.

We also agreed, among other things, to indemnify Azimuth from certain liabilities and fees and expenses of Azimuth incident to our obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. Azimuth has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by Azimuth to us for inclusion in a registration statement pursuant to the Registration Rights Agreement, including certain liabilities under the Securities Act.

Reedland Capital Partners, an Institutional Division of Financial West Group, member FINRA/SIPC, served as our placement agent in connection with the financing arrangement contemplated by the Purchase Agreement. We have agreed to pay Reedland, upon each sale of our common stock to Azimuth under the Purchase Agreement, a fee equal to 1.0% of the aggregate dollar amount of common stock purchased by Azimuth upon settlement of each such sale. We have agreed to indemnify and hold harmless Reedland against certain liabilities, including certain liabilities under the Securities Act.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the selling stockholder of any or all of the shares of common stock that may (i) be issued by us to Azimuth under the Purchase Agreement and (ii) have been issued as of the date hereof to Azimuth as Commitment Shares under the terms of the Purchase Agreement. For additional information regarding the issuance of common stock covered by this prospectus, see “Committed Equity Line Financing” above. We are registering the shares of common stock pursuant to the provisions of the Registration Rights Agreement we entered into with Azimuth in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Commitment Shares and the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, Azimuth has not had any material relationship with us within the past three years.

The table below presents information regarding the selling stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of August 16, 2010. As used in this prospectus, the term “selling stockholder” includes Azimuth and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares in this offering. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder has voting and investment power. Since the purchase price of the shares of common stock issuable under the Purchase Agreement is determined on each settlement date, the number of shares that may actually be sold by the Company under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)			Number	Percent
Azimuth(4)	64,377	*	17,771,901	(3)	— —	— —

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	This number represents the 64,377 shares of common stock we issued to Azimuth on August 16, 2010 as Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Azimuth may be required to purchase under the Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Azimuth’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, the maximum dollar value of each put of common stock to Azimuth under the Purchase Agreement is subject to certain agreed upon threshold limitations set forth in the Purchase Agreement, which are based on the market price of our common stock at the time of the draw down and, if we determine in our sole discretion, a percentage of the daily trading volume of our common stock during the Draw Down Period as well. Also, under the terms of the Purchase Agreement, we may not issue shares of our common stock to Azimuth to the extent that Azimuth or any of its affiliates would, at any time, beneficially own more than 9.9% of our outstanding common stock. This beneficial ownership limitation may not be waived by the parties.

(2)	Applicable percentage ownership is based on 88,868,713 shares of our common stock outstanding as of August 12, 2010.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	The business address of Azimuth is c/o Folio Administrators Limited, Folio House, P.O. Box 800, Road Town, Tortola VG1110, British Virgin Islands. Azimuth’s principal business is that of an international business company. We have been advised that Azimuth is not a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, and that neither Azimuth nor any of its affiliates is an affiliate or an associated person of any FINRA member or independent broker-dealer. Peter W. Poole and Graham J. Farinha are the directors of Azimuth and consequently may be deemed to have shared voting control and investment discretion over securities owned by Azimuth. The foregoing should not be construed in and of itself as an admission by Mr. Poole or Mr. Farinha as to the beneficial ownership of the securities owned by Azimuth.

PLAN OF DISTRIBUTION

We are registering (i) shares of common stock that may be issued by us from time to time to Azimuth under the Purchase Agreement to permit the resale of these shares of common stock after the issuance thereof by the selling stockholder from time to time after the date of this prospectus and (ii) shares of common stock that have been issued as of the date hereof as Commitment Shares to Azimuth under the terms of the Purchase Agreement to permit the resale of these shares of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may decide not to sell any shares of common stock. The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Azimuth is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock by the selling stockholder may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Azimuth has advised us that it will use an unaffiliated broker-dealer to effectuate all resales of our common stock. To our knowledge, Azimuth has not entered into any agreement, arrangement or understanding with any particular broker-dealer or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the broker-dealers or market makers that may participate in the resale of the shares Because Azimuth is, and any other selling stockholder, broker, dealer or agent may be deemed to be, an “underwriter” within the meaning of the Securities Act, Azimuth will (and any other selling stockholder, broker, dealer or agent may) be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of the Securities Act (including, without limitation, Sections 11, 12 and 17 thereof) and Rule 10b-5 under the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market in accordance with the rules of NASDAQ;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares of common stock covered by this prospectus pursuant to Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder (and, if they act as agent for the purchaser of such shares, from such purchaser). Azimuth has informed us that each such broker-dealer will receive commissions from Azimuth which will not exceed customary brokerage commissions. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in one or more transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above and pursuant to one or more of the methods described above) at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Azimuth has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholder and any other person participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation M of the Exchange Act), which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares of common stock by, the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making and certain other activities with respect to the shares of common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the shares of common stock in the market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $113,104 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, Azimuth will pay all selling commissions, concessions and discounts, and other amounts payable to underwriters, dealers or agents, if any, as well as transfer taxes and certain other expenses associated with the sale of the shares of common stock. We have agreed to indemnify Azimuth and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Azimuth has agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by Azimuth specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made by the selling stockholder, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF OUR CAPITAL STOCK

Our Certificate of Incorporation authorizes us to issue 200,000,000 shares of common stock, $.001 par value per share, and 25,000,000 shares of preferred stock, $.001 par value per share. As of August 12, 2010, there were 88,868,713 shares of common stock, and no shares of preferred stock, outstanding.

Common Stock

All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to the rights of the holders of our outstanding preferred stock, holders of common stock:

•	are entitled to any dividends validly declared;

•	will share ratably in our net assets in the event of a liquidation; and

•	are entitled to one vote per share.

The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Preferred Stock

The Board of Directors has the authority, without further action by the shareholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Microvision, which could depress the market price of our common stock. We currently have no shares of preferred stock outstanding.

NAMED EXPERTS AND COUNSEL

Legal Opinion

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the securities offered hereby.

Experts

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows as of August 5, 2010, the number of shares of our common stock owned beneficially by our directors, our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009, and all directors and executive officers as a group and each persons known by us to own beneficially more than 5% of our outstanding common stock.

Name of Beneficial Owner(15)	Number of Percent of Shares(1)	Common Stock(2)

Alexander Y. Tokman (3)	1,477,548	1.6%
Jeff T. Wilson (4)	295,827	*
Thomas M. Walker (5)	354,070	*
Sridhar Madhavan (6)	196,855	*
Ian D. Brown (7)	162,300	*
Richard A. Cowell (8)	160,659	*
Slade Gorton (9)	129,092	*
Jeanette Horan (10)	100,592	*
Perry Mulligan (11)	26,638	*
Brian Turner (12)	97,092	*
Max Display Enterprises Limited (13)	10,095,299	11.1%
All executive officers and directors as a group (11 persons) (14)	3,000,673	3.3%

* Less than 1% of the outstanding shares of common stock.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding these options or warrants for the purpose of computing the number of shares beneficially owned and the percentage of ownership of the person holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Subject to community property laws where applicable, and except as otherwise noted, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby.
(2)	Percentage of common stock is based on 88,868,713 shares of common stock outstanding as of August 12, 2010.
(3)	Includes 1,435,048 shares issuable upon exercise of options.
(4)	Includes 294,927 shares issuable upon exercise of options.
(5)	Includes 346,070 shares issuable upon exercise of options.
(6)	Includes 193,355 shares issuable upon exercise of options.
(7)	Includes 159,300 shares issuable upon exercise of options.
(8)	Includes 143,867 shares issuable upon exercise of options.
(9)	Includes 120,000 shares issuable upon exercise of options.
(10)	Includes 90,000 shares issuable upon exercise of options.
(11)	Includes 26,638 shares issuable upon exercise of options.
(12)	Includes 90,000 shares issuable upon exercise of options.
(13)	Based on information set forth in a Form 3 filed with the SEC on June 30, 2009 by Max Display Enterprises Limited and Walsin Lihwa. Includes 2,019,060 shares issuable upon exercise of warrants.
(14)	Includes 2,899,205 shares issuable upon exercise of options.
(15)	Except as otherwise indicated, the address of each stockholder identified is c/o Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov and on our website at http://www.microvision.com/investors.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•

Our annual report on Form 10-K for the year ended December 31, 2009 (provided that the audited financial statements and the first three paragraphs under the heading “Liquidity and Capital Resources” in Item 7 in such report are superseded by the information included herein), as amended by Amendment No. 1 thereto on Form 10-K/A filed on April 30, 2010;

•	Our quarterly report on Form 10-Q filed with the SEC on May 10, 2010;

•	Our quarterly report on Form 10-Q filed with the SEC on August 9, 2010;

•	Our current report on Form 8-K filed with the SEC on February 8, 2010; and

•	Our current report on Form 8-K filed with the SEC on August 17, 2010.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, Attention: Investor Relations, (425) 936-6847.

LIQUIDITY AND CAPITAL RESOURCES

We have incurred significant losses since inception, including a net loss available for common shareholders of $39.5 million for the fiscal year ended December 31, 2009, and we have an accumulated deficit of $331.6 million at December 31, 2009. We have funded our operations to date primarily through the sale of equity and debt securities and, to a lesser extent, from development contract revenues and product sales. At June 30, 2010, we had $22.2 million in cash, cash equivalents and investment securities, available-for-sale, which included $2.6 million in auction rate securities (ARS). There is currently no established primary orderly market for these ARS. If we were required to sell them in a short period of time we might receive less than their current estimated fair values. However, based on our current operating plan and ability to access our $19.6 million held in cash and cash equivalents as of June 30, 2010, we do not expect to be required to sell these securities materially below their current estimated fair value.

As a result of increases in our cash requirements during the quarter ended June 30, 2010, and increases in our forecasted cash requirements during the second half of 2010, we have revised our estimate of how long our cash will fund operations as reported in our Form 10-Q for the quarter ended March 31, 2010. Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through January 2011. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development. As part of our plan to raise additional cash we have entered into a committed equity financing facility under which, subject to certain conditions we may sell up to $60 million of our shares of common stock to Azimuth Opportunity, Ltd. over a 24-month period. We are not obligated to use the facility and remain free to enter into and consummate other equity and debt financing transactions.

We have received a report from our independent registered public accounting firm regarding the consolidated financial statements for the year ended December 31, 2009 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming the company will continue as a going concern.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Shareholders of Microvision, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, and shareholders’ equity, comprehensive loss and cash flows present fairly, in all material respects, the financial position of Microvision, Inc. at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations since inception and has a net capital deficiency, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Seattle, Washington

March 10, 2010, except for the going concern paragraph presented in Note 1, as to which the date is August 17, 2010

Microvision, Inc.

Consolidated Balance Sheets (in thousands, except per share information)

	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$43,025	$25,533
Investment securities, available-for-sale	2,710	2,705
Accounts receivable, net of allowances of $67 and $57	913	537
Costs and estimated earnings in excess of billings on uncompleted contracts	70	695
Inventory	926	1,525
Other current assets	751	889

Total current assets	48,395	31,884

Property and equipment, net	3,904	3,701
Restricted investments	1,189	1,332
Other assets	48	47

Total assets	$53,536	$36,964

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$4,949	$3,487
Accrued liabilities	4,190	3,545
Billings in excess of costs and estimated earnings on uncompleted contracts	55	62
Liability associated with common stock warrants	840	331
Current portion of capital lease obligations	62	41
Current portion of long-term debt	78	71

Total current liabilities	10,174	7,537

Capital lease obligations, net of current portion	157	45
Long-term debt, net of current portion	244	322
Deferred rent, net of current portion	1,070	1,409

Total liabilities	11,645	9,313

Commitments and contingencies

Shareholders’ Equity
Preferred stock, par value $.001; 25,000 shares authorized; 0 and 0 shares issued and outstanding	—	—
Common stock, par value $.001; 200,000 shares authorized; 88,686 and 68,080 shares issued and outstanding	89	68
Additional paid-in capital	373,405	319,662
Accumulated other comprehensive loss	(33)	(38)
Accumulated deficit	(331,570)	(292,041)

Total shareholders’ equity	41,891	27,651

Total liabilities and shareholders’ equity	$53,536	$36,964

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.

Consolidated Statements of Operations (in thousands, except per share information)

	Years Ended December 31,
	2009	2008	2007
Contract revenue	$2,817	$4,874	$9,010
Product revenue	1,016	1,737	1,474

Total revenue	3,833	6,611	10,484

Cost of contract revenue	1,531	1,708	4,916
Cost of product revenue	2,363	2,143	1,690

Total cost of revenue	3,894	3,851	6,606

Gross margin	(61)	2,760	3,878

Research and development expense	24,577	22,575	14,944
Sales, marketing, general and administrative expense	14,540	15,730	15,779
Gain on disposal of fixed assets	—	(5)	(117)

Total operating expenses	39,117	38,300	30,606

Loss from operations	(39,178)	(35,540)	(26,728)

Interest income	212	1,130	1,358
Interest expense	(68)	(48)	(513)
Impairment of investment securities, available-for-sale	—	(300)	—
Gain (loss) on derivative instruments, net	(506)	2,196	(483)
Other income (expense)	11	(58)	(27)

Net loss before Lumera transactions	(39,529)	(32,620)	(26,393)

Gain on sale of investment in Lumera	—	—	6,606

Net loss	$(39,529)	$(32,620)	$(19,787)

Net loss per share basic and diluted	$(0.54)	$(0.53)	$(0.40)

Weighted-average shares outstanding basic and diluted	73,760	61,643	49,963

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.

Consolidated Statements of Shareholders’ Equity (in thousands)

	Shareholders’ Equity (Deficit)
	Common Stock		Additional paid-in capital	Receivables from related parties	Accumulated other comprehensive income	Accumulated deficit	Shareholders’ Equity
	Shares	Par Value
Balance at December 31, 2006	42,921	$43	$253,086	$(250)	$8,619	$(239,634)	$21,864
Amortization of share-based compensation	—	—	1,886	—	—	—	1,886
Exercise of warrants and options	13,350	13	35,883	—	—	—	35,896
Sales of common stock and warrants	—	—	130	—	—	—	130
Issuance of common stock for payment on senior secured exchangeable convertible notes	452	1	1,367	—	—	—	1,368
Issuance of common stock for payment of interest on senior secured exchangeable convertible notes	7	—	22	—	—	—	22
Sale of Lumera stock held as collateral on receivables from related parties	—	—	—	227	—	—	227
Allowance for doubtful accounts on receivables from related parties	—	—	—	23	—	—	23
Other comprehensive income	—	—	—	—	(8,568)	—	(8,568)
Net loss	—	—	—	—	—	(19,787)	(19,787)

Balance at December 31, 2007	56,730	57	292,374	—	51	(259,421)	33,061
Amortization of share-based compensation	35	—	2,857	—	—	—	2,857
Exercise of warrants and options	143	—	388	—	—	—	388
Sales of common stock and warrants	11,172	11	24,043	—	—	—	24,054
Other comprehensive income	—	—	—	—	(89)	—	(89)
Net loss	—	—	—	—	—	(32,620)	(32,620)

Balance at December 31, 2008	68,080	68	319,662	—	(38)	(292,041)	27,651
Amortization of share-based compensation	22	—	3,335	—	—	—	3,335
Exercise of warrants and options	1,470	2	4,792	—	—	—	4,794
Sales of common stock and warrants	19,114	19	45,616	—	—	—	45,635
Other comprehensive income	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	(39,529)	(39,529)

Balance at December 31, 2009	88,686	$89	$373,405	$—	$(33)	$(331,570)	$41,891

The accompanying notes are an integral part of these consolidated financial statements

Microvision, Inc.

Consolidated Statements of Comprehensive Loss (in thousands)

	Years Ended December 31,
	2009	2008	2007
Net loss	$(39,529)	$(32,620)	$(19,787)

Other comprehensive gain (loss)
Unrealized gain (loss) on investment securities, available-for-sale:
Unrealized holding gain (loss) arising during period	5	(89)	(1,962)
Less: reclassification adjustment for gains realized in net loss	—	—	(6,606)

Net unrealized gain (loss)	5	(89)	(8,568)

Comprehensive loss	$(39,524)	$(32,709)	$(28,355)

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.

Consolidated Statements of Cash Flows (in thousands)

	Years Ended December 31,
	2009	2008	2007

Cash flows from operating activities
Net loss	$(39,529)	$(32,620)	$(19,787)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	1,138	989	953
Gain on disposal of fixed assets	—	(5)	(117)
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	3,373	2,831	1,897
Non-cash interest expense, net	—	—	371
Loss (gain) on derivative instruments	506	(2,196)	482
Impairment of short-term investment securities	—	300	—
Inventory write-downs	1,257	475	84
Allowance for receivables from related parties	—	(241)	23
Gain on sale of investment in Lumera	—	—	(6,606)
Net accretion of discount on short-term investments	—	(97)	(80)
Non-cash deferred rent	(276)	(275)	(277)
Change in:
Accounts receivable	(376)	1,348	(719)
Costs and estimated earnings in excess of billings on uncompleted contracts	625	(252)	122
Inventory	(658)	(1,239)	198
Other current assets	115	184	408
Other assets	(1)	—	(6)
Accounts payable	1,477	1,188	461
Accrued liabilities	646	(642)	515
Billings in excess of costs and estimated earnings on uncompleted contracts	(7)	(908)	770

Net cash used in operating activities	(31,710)	(31,160)	(21,308)

Cash flows from investing activities
Sales of investment securities	—	20,400	7,200
Purchases of investment securities	—	(986)	(29,504)
Sales of restricted investment securities	—	—	2,329
Purchases of restricted investment securities	—	(350)	(2,329)
Decrease in restricted investment	143	143	143
Collections of receivables from related parties	—	241	227
Sale of long-term investment—Lumera	—	—	8,637
Proceeds on sale of property and equipment	—	5	117
Purchases of property and equipment	(1,360)	(495)	(1,058)

Net cash provided by (used in) investing activities	(1,217)	18,958	(14,238)

Microvision, Inc.

Consolidated Statements of Cash Flows (continued) (in thousands)

	Years Ended December 31,
	2009	2008	2007
Cash flows from financing activities
Principal payments under capital leases	(60)	(41)	(45)
Principal payments under long-term debt	(71)	(65)	(58)
Payments on notes payable	—	—	(1,400)
Net proceeds from issuance of common stock and warrants	50,550	24,442	35,896

Net cash provided by financing activities	50,419	24,336	34,393

Net increase (decrease) in cash and cash equivalents	17,492	12,134	(1,153)
Cash and cash equivalents at beginning of period	25,533	13,399	14,552

Cash and cash equivalents at end of period	$43,025	$25,533	$13,399

Supplemental disclosure of cash flow information
Cash paid for interest	$68	$48	$92

Supplemental schedule of non-cash investing and financing activities
Property and equipment acquired under capital leases	$95	$—	$—

Other non-cash additions to property and equipment	85	199	46

Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes	$—	$—	$1,388

The accompanying notes are an integral part of these consolidated financial statements

1.	The Company

We are developing high-resolution miniature display and imaging engines based upon our proprietary PicoP® display engine platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies.

Our strategy is to develop and supply a proprietary display engine called PicoP to potential OEM customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDA’s, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of flat or curved surfaces.

We recently launched the sale of a small accessory projector that is the first commercial product based on the PicoP display engine. The accessory projector can display images from a variety of video sources including cell phones, portable media players, PDAs, gaming consoles, laptop computers, digital cameras, and other consumer electronics products. We have been selling the accessory projector in limited quantity through our Asian and European based distributors. In March 2010, we announced the sales launch of the accessory projector to customers in the United States. We plan to add distribution channels as the production capacity for our manufacturing partner, green laser suppliers and other component suppliers increases.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

We have incurred significant losses since inception, including a net loss available for common shareholders of $39.5 million for the fiscal year ended December 31, 2009, and we have an accumulated deficit of $331.6 million at December 31, 2009. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through January 2011. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses.

We plan to obtain additional cash through the issuance of equity or debt securities. Raising capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of the current shareholders’ shares. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development. As part of our plan to raise additional cash we have entered into a committed equity financing facility under which, subject to certain conditions we may sell up to $60 million of our shares of common stock to Azimuth Opportunity, Ltd. over a 24-month period. We are not obligated to use the facility and remain free to enter into and consummate other equity and debt financing transactions.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with OEMs, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than anticipated, if the mix of revenues vary from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

We have received a report from our independent registered public accounting firm regarding the consolidated financial statements for the year ended December 31, 2009 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. These financial statements are prepared assuming the company will continue as a going concern.

2.	Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, valuation of auction-rate securities, allowance for uncollectible receivables, inventory valuation and valuation of derivative financial instruments.

Principles of consolidation

The consolidated financial statements include Microvision and equity investments in which Microvision has the ability to exercise significant influence but does not have voting control.

Cash and cash equivalents; investment securities, available-for-sale; and fair value of financial instruments

Our financial instruments include cash and cash equivalents, investments available-for-sale including auction rate securities (ARS), accounts receivable, accounts payable, accrued liabilities and long-term debt. Excluding the ARS and long term debt, the carrying value of our financial instruments approximates fair value due to their short maturities. For the ARS, the carrying value approximates fair value due to an other-than-temporary impairment adjustment. The carrying amount of long-term debt at December 31, 2009 and 2008 was not materially different from the fair value based on rates available for similar types of arrangements.

The fair value of financial instruments is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, with Level 1 being observable inputs such as quoted market prices in active markets spanning to Level 3 where inputs are unobservable by market participants outside of the Company and must be estimated using assumptions we develop. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. We disclose the lowest level input significant to each category of asset or liability. We use inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

We consider fair valued assets impaired when the fair value is less than cost. When the impairment is significant, we judge whether the impairment is temporary or other-than-temporary. An impairment is generally considered to be other-than-temporary and recorded as such in the period when there is deemed sufficient reason to conclude that the fair value of the asset is not expected to recover to the recorded fair value prior to the expected time of sale or maturity. We classify other-than-temporary fair value impairments into one of two categories: “credit” or “other factors”. Other-than-temporary impairments are charged to current earnings if they are of the “credit” type or recorded to other comprehensive loss if they are due to “other factors”.

Our cash equivalents and investment securities available-for-sale are comprised of U.S. government and agency securities, corporate debt and ARS. We classify investment securities available-for-sale purchased with 90 days or less remaining until contractual maturities as cash equivalents. Investment securities purchased with more than 90 days until contractual maturities are classified as current investment securities available-for-sale on the consolidated balance sheet with unrealized gains and losses included in the consolidated statement of comprehensive loss. Interest income, realized gains and losses, and other-than-temporary credit type impairments are recognized in the period earned or incurred and presented separately in the consolidated statement of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in Gain (loss) on derivative instruments, net in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

Inventory

Inventory consists of raw material, work in process and finished goods for our SHOWWX and ROV products. Inventory is recorded at the lower of cost or market with cost determined using the weighted-average method. We periodically assess the need to provide for obsolescence of inventory and adjust the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to its estimated scrap value when we determine that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Restricted investments

As of December 31, 2009, restricted investments were in money market funds and serve as collateral for $1.2 million in irrevocable letters of credit. Two letters of credit totaling $839,000 are outstanding in connection with a lease agreement for our corporate headquarters building in Redmond, WA. The required balance decreases over the term of the lease, which expires in 2013. In addition, a $350,000 letter of credit is outstanding under the terms of a supplier agreement.

Revenue recognition

Revenue has primarily been generated from contracts to develop the light scanning technology and to produce demonstration units for commercial enterprises and the U.S. government. We recognize contract revenue as work progresses on long-term cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we estimate the labor, material, and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by our technical team, project managers, vendors, outside consultants and others to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimates. We have developed processes that allow us to reasonably estimate the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. The U.S. government can terminate a contract with the Company at any time for convenience. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

We recognize contract revenue for prototype units and evaluation kits for development work and product revenue when the product is shipped, there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured. Revenue for prototype units, evaluation kits, and product shipments with acceptance provisions is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Cost of revenue

Cost of revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units, evaluation kits, and ROV units. Cost of revenue for the SHOWWX includes the direct costs of manufacturing products sold to customers. Because we are in the early phase of SHOWWX production and the design and manufacturing processes are not yet sufficiently mature to support commercial production, we classify overhead cost allocated to the SHOWWX as research and development expense. When the SHOWWX design and production processes reach a level to support commercial production, all manufacturing costs will be included in cost of revenue.

Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units, evaluation kits, and ROV and SHOWWX units. Indirect costs include labor and other costs associated with operating our research and development department and building our manufacturing and technical capabilities and capacity. Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity.

Concentration of credit risk and sales to major customers

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investment securities available-for-sale and accounts receivable. We typically do not require collateral from our customers. Our investment policy generally directs investment managers to select investments to achieve the following goals: preservation of principal, adequate liquidity and return. As of December 31, 2009, the Company’s cash and cash equivalents and investments securities portfolio are comprised of short-term highly rated money market funds and commercial paper, and guaranteed student loan ARS (SLARS).

As of December 31, 2009 and 2008, we held $3.0 million par value SLARS, fair valued at approximately $2.7 million. As of December 31, 2009, approximately 94% of our total cash and cash equivalents and investment securities available-for-sale had variable interest rates or were very short-term discount notes traded in active markets. Therefore, we believe our exposure to credit market and interest rate risks is not material. The remainder is composed of the $3.0 million par value SLARS. The SLARS are investment grade long-term bonds, structured with variable interest rate resets, with purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund U.S. government guaranteed student loans. Beginning in February 2008, the rapid declines in global credit markets and liquidity, and resultant economic recession, led to insufficient investor bids to clear the SLARS auctions and fund the secondary SLARS market. The issuers then began and continue to pay interest at “maximum rates”, instead of “auction rates”, in accordance with the bond terms. Given the adverse credit market conditions and SLARS short-term illiquidity, the fair value of the principal became more sensitive to changes in interest rates and the spread between short and long rates than it was in the pre-2008 ARS credit marketplace. As a result, we estimated the fair value of the SLARS to be approximately $2.7 million at December 31, 2008. There were no adjustments to the fair value of the SLARS during 2009. If market conditions worsen, we may have to further adjust the estimated fair value and record additional charges to earnings, if we believe the adjustment is other-than-temporary. In the event we need immediate access to the funds invested in the SLARS, we could be required to sell them below our current carrying value. Any of these events could affect our consolidated financial condition, results of operations and cash flows. However, based on market stabilization and strengthening during 2009, we do not expect to be required to sell the securities materially below their current estimated fair values.

Concentration of Sales to Major Customers

The U.S. government accounted for approximately 43%, 34% and 61% of total revenue during 2009, 2008, and 2007, respectively. Two government customers accounted for approximately 24% and 17%, respectively of total revenue in 2009, two commercial customers accounted for approximately 15% and 11%, respectively, of total revenue during 2008, and one commercial customer accounted for approximately 15% of total revenue during 2007. Contracts with three commercial customers represented 17%, 35%, and 22% of total revenues during 2009, 2008, and 2007, respectively. The U.S. government accounted for approximately 37% and 19% of the accounts receivable balance at December 31, 2009 and 2008, respectively.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated using the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2009, 2008, and 2007, we excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion as of December 31, 2009, 2008, and 2007.

	December 31,
	2009	2008	2007
Publicly traded warrants	6,025,000	6,703,000	—
Options and private warrants	12,683,000	9,804,000	9,518,000

	18,708,000	16,507,000	9,518,000

Research and development

Research and development costs are expensed as incurred.

Long-lived assets

We evaluate the recoverability of our long-lived assets when an impairment is indicated based on expected undiscounted cash flows. We recognize impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Share-based compensation

We have one share-based incentive compensation plan and a separate board of director share-based compensation plan. In June 2008, we determined that we would not issue additional options from the director plan. Both plans are more fully described in Note 11.

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The following table shows the amount of share-based compensation expense included in the statements of operations for each period shown:

	Year Ended December 31,
	2009	2008	2007
Cost of contract revenue	$101,000	$85,000	$138,000
Cost of product revenue	18,000	25,000	20,000
Research and development expense	1,213,000	824,000	365,000
Sales, marketing, general and administrative expense	1,956,000	1,873,000	1,274,000

	$3,288,000	$2,807,000	$1,797,000

New accounting pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance establishing general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. This standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The standard is effective for fiscal years and interim periods ended after June 15, 2009. We adopted this standard during the quarter ended June 30, 2009 and have evaluated any subsequent events through the date of this filing. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which provides amendments to establish a selling price hierarchy for determining the selling price of a deliverable and expands the disclosures required for multiple-deliverable revenue arrangements. The guidance is effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In October 2009, the FASB issued guidance which allows exclusion of software from the scope of the software revenue recognition guidance if the software is included with tangible products and is essential to the tangible product’s functionality. The guidance becomes effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In January 2010, the FASB issued guidance which improves disclosures about the measurement of the fair value of financial instruments including (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3 of the fair value inputs hierarchy. The guidance is effective for fiscal years and interim periods ended after December 15, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

3.	Long-term contracts

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that we have not yet billed to customers because the amounts were not contractually billable at December 31, 2009 and 2008. The following table summarizes when we will be contractually able to bill the balance as of December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008
Billable within 30 days	$63,000	$688,000
Billable between 31 and 90 days	—	—
Billable after 90 days	7,000	7,000

	$70,000	$695,000

Our current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses us for negotiated actual direct and indirect cost incurred in performing the contracted services. We are not obligated to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of our contracts with the U.S. government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with us.

In July 2009, we entered into a 9 month $1.0 million subcontract with Lockheed Martin Corporation to supply two full-color, daylight readable, see-through display systems as part of the U.S. government’s Urban Leader Tactical Response, Awareness & Visualization program. Lockheed Martin holds a prime contract with the U.S. government for development of the soldier worn display.

In December 2007, we entered into a $1.0 million contract with a commercial customer to develop prototype units based on our PicoP technology, for evaluation of future consumer electronics product applications. The development work under this contract was initiated and fully completed in 2008.

In May 2007, we entered into a $3.2 million contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continues a development effort with the Air Force, specifies the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices. This contract was completed during 2008.

The following table summarizes the costs incurred on our revenue contracts:

	December 31, 2009	December 31, 2008
Costs and estimated earnings incurred on uncompleted contracts	$4,951,000	$14,166,000
Billings on uncompleted contracts	(4,936,000)	(13,533,000)

	$15,000	$633,000

Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$70,000	$695,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(55,000)	(62,000)

	$15,000	$633,000

4.	Cash equivalents, investment securities, available-for-sale, and fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as Level 1 or, other observable inputs.

Level 3—Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values.

Our investment securities are comprised of debt securities. Generally, they are issued by the U.S. government, its agencies, corporations, and student loan financial aid organizations. Accounting for these investments is discussed in Note 2.

The principal markets for the debt securities are dealer markets which have a high level of price transparency. The market participants for debt securities are typically large money center banks and regional banks, brokers, dealers, pension funds, and other entities with debt investment portfolios.

As of December 31, 2009, approximately 94% of our total cash, cash equivalents and investment securities, available-for-sale have variable interest rates or are very short-term discount notes traded in active markets. The remainder is composed of $3.0 million par student loan auction-rate securities (SLARS) fair valued at approximately $2.7 million. The SLARS are investment grade long-term bonds, structured with variable interest rate resets, with purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund U.S. government guaranteed student loans. Beginning in February 2008, the rapid declines in global credit markets and liquidity, and resultant economic recession, led to insufficient investor bids to clear the SLARS auctions and fund the secondary SLARS market. The issuers then began and continue to pay interest at “maximum rates”, instead of “auction rates”, in accordance with the bond terms.

The valuation inputs hierarchy classification for assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets
Corporate equity securities	$—	$10,000	$—	$10,000
Auction rate securities	—	—	2,700,000	$2,700,000

	$—	$10,000	$2,700,000	$2,710,000

Liabilities
Liability associated with common stock warrants		$840,000		$840,000

The corporate debt securities and liability associated with common stock warrants are classified within Level 2 of the fair value hierarchy because they are valued using inputs and common methods with sufficient levels of transparency and observability. The SLARS are classified in Level 3 of the fair value hierarchy because of the significance of sufficiently unobservable assumptions and inputs developed by us and used in the valuations.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

Balance, December 31, 2008	$2,700,000
Transfer into Level 3, 2009	—
Recognized loss included in earnings	—

Balance, December 31, 2009	$2,700,000

Our investments and liability associated with common stock warrants are summarized below as of December 31, 2009 and December 31, 2008.

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Classification on Balance Sheet
					Cash Equivalents	Investment Securities, Available- For-Sale	Liability Associated With Common Stock Warrants
As of December 31, 2009:
Assets
Corporate equity securities	$43,000	$—	$(33,000)	$10,000	$—	$10,000
Auction-rate securities	2,700,000	—	—	2,700,000	—	2,700,000

	$2,743,000	$—	$(33,000)	$2,710,000	$—	$2,710,000

Liabilities
Liability associated with common stock warrants				$840,000			$840,000

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Classification on Balance Sheet
					Cash Equivalents	Investment Securities, Available- For-Sale	Liability Associated With Common Stock Warrants
As of December 31, 2008:
Assets
Corporate debt and equity securities	$5,022,000	$—	$(38,000)	$4,984,000	$4,979,000	$5,000
Auction-rate securities	2,700,000	—	—	2,700,000	—	2,700,000

	$7,722,000	$—	$(38,000)	$7,684,000	$4,979,000	$2,705,000

Liability associated with common stock warrants				$331,000			$331,000

As of December 31, 2009, the unrealized losses on our investments in debt securities were due primarily to declines in the pricing of the debt securities. The realized gains and losses resulting from the liability associated with common stock warrants were primarily due to changes in our own stock price and decreasing terms to expiration. The maturities of the auction rate securities available-for-sale as of December 31, 2009 are greater than 5 years.

We classify other-than-temporary fair value impairments into one of two categories: “credit” or “other factors”. As of September 30, 2008, based on continuing low market liquidity and auction failures with significant uncertainty as to when such conditions would improve, we determined that the estimated fair value of the SLARS no longer approximated par value, and the impairments were other-than-temporary. An “impairment of investment securities, available-for-sale” of $300,000 was recorded on the consolidated statements of operations. We used a discounted cash flow model, with rates adjusted for liquidity, to determine that the present value of estimated cash collections was less than the adjusted cost. The other-than-temporary impairment recorded during the period ended September 30, 2008 was categorized as “credit” type.

Our significant nonfinancial assets and liabilities that are subject to consideration for recognition and disclosure at fair value in the financial statements on a nonrecurring basis primarily include property and equipment, capital lease obligations, a tenant improvement loan agreement and deferred rent. If we conclude there has been an event indicating the potential impairment of a nonfinancial asset or liability, or periodically if no such indicating event is deemed to have occurred, we determine the fair value, test for impairments, and record significant impairments, in the period of determination.

The maturities of the investment securities available-for-sale as of December 31, 2009 are shown below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Maturity date:
Less than one year	$43,000	—	(33,000)	$10,000
Due in 1-3 years	—			—
Greater than five years	2,700,000			2,700,000

	$2,743,000			$2,710,000

5.	Inventory

Inventory consists of the following:

	December 31, 2009	December 31, 2008
Raw materials	$626,000	$45,000
Finished goods	300,000	1,480,000

	$926,000	$1,525,000

The inventory at December 31, 2009 consisted of raw materials primarily for our accessory projector SHOWWX, and finished goods primarily comprised of ROV, our hand-held barcode scanner. The inventory at December 31, 2008 consisted of raw materials and finished goods for ROV and the discontinued Flic bar code product. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2009, 2008, and 2007, Microvision recorded inventory write-downs of $1,257,000, $475,000, and $84,000, respectively.

6.	Accrued liabilities

Accrued liabilities consist of the following:

	December 31,
	2009	2008
Bonuses	$1,300,000	$500,000
Payroll and payroll taxes	773,000	809,000
Compensated absences	682,000	623,000
Deferred rent credit	339,000	311,000
Adverse purchase commitments	173,000	119,000
Professional fees	247,000	343,000
Other	676,000	840,000

	$4,190,000	$3,545,000

7.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2009	2008
Production equipment	$3,610,000	$3,124,000
Leasehold improvements	3,317,000	3,310,000
Computer hardware and software/lab equipment	7,945,000	7,192,000
Office furniture and equipment	1,591,000	1,496,000

	16,463,000	15,122,000
Less: Accumulated depreciation	(12,559,000)	(11,421,000)

	$3,904,000	$3,701,000

Depreciation expense was $1,138,000, $989,000 and $953,000 in 2009, 2008 and 2007, respectively.

8.	Receivables from related parties

In 2000, 2001 and 2002, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company’s three officers. The lines of credit carry interest rates of 5.4% to 6.2% and were due within one year of the officer’s termination.

In January 2006, one officer left the Company and his outstanding loans became due in January 2007. In May 2007, we foreclosed on 50,000 shares of Lumera common stock pledged as collateral for the loans. In October 2009, we entered into a settlement agreement with the former officer. We have received total proceeds of $237,000 to date, and the officer has committed to make additional payments of $30,000 over the next two years. Pursuant to the settlement agreement, all claims and counterclaims filed in the collection lawsuit, including the previously disclosed claim by the former officer against us for $15 million have been dismissed.

Another officer with outstanding loans left the Company in August 2007 and his loans became due in August 2008. We are pursuing collection of the remaining outstanding balance from the former officer.

As of December 31, 2009 and December 31, 2008, the total amount outstanding under the lines of credit was $400,000 and $1,851,000, respectively, and the balances were fully reserved.

9.	Common stock

In November and December 2009, we raised an aggregate of $33.1 million, before issuance costs of $2.3 million, through underwritten public offerings of 11.0 million shares of our common stock.

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 8.1 million shares of common stock and warrants to purchase approximately 2.0 million shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. Walsin Lihwa is the parent company of Touch Micro-system Technology Corp. (TMT). We have worked for a number of years with both Walsin Lihwa and TMT, as manufacturers of our Micro-Electrical Mechanical systems (MEMS) chips. Based on filings by Max Display Enterprises Limited with the Securities Exchange Commission, as of December 31, 2009, Max Display Enterprises Limited beneficially owned 11.1% of our common stock, as determined in accordance with the rules of the Securities Exchange Commission.

In July 2008, we raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11.2 million shares of common stock and warrants to purchase 6.7 million shares of our common stock. Details of the warrants are described below in Note 10.

On June 21, 2007, we exercised our right to call our publicly traded warrants issued in 2006. We received $34.1 million from the exercise of 12.9 million publicly traded warrants.

10.	Warrants

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 8.1 million shares of common stock and warrants to purchase approximately 2.0 million shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. The warrants have an exercise price of $2.1850 per share, a three year term, and are exercisable on the date of issuance. We can call the warrants if the average closing bid price of our stock is over $8.74 for any 20 consecutive trading days.

In July 2008, we raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11.2 million shares of our common stock and warrants to purchase 6.7 million shares of our common stock. The warrants have an exercise price of $3.60 per share, a five year term, and are exercisable one year from the date of issuance. We can call the warrants after one year from the date of issuance if the average closing bid price of our stock is over $7.20 (200% of exercise price) for any 20 consecutive trading days. The 6.7 million warrants were listed on the NASDAQ Global Market under the ticker “MVISW”.

On June 21, 2007, we exercised our right to call our publicly traded warrants issued in our June and July 2006 financing transactions. We received $34.1 million from the exercise of 12.9 million publicly traded warrants. A total of 45,000 warrants expired unexercised.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2009:

	Warrants to purchase common shares	Weighted average exercise price
Outstanding at December 31, 2006	17,557,000	$3.50
Granted:
Exercise price greater than intrinsic value	537,000	2.65
Exercise price equal to intrinsic value	25,000	3.42
Exercised	(13,803,000)	2.59
Canceled/expired	(252,000)	6.30

Outstanding at December 31, 2007	4,064,000	6.19
Granted:	—	—
Exercise price greater than intrinsic value	6,703,000	3.60
Exercise price equal to intrinsic value	—	—
Exercised	—	—
Canceled/expired	(1,257,000)	6.11

Outstanding at December 31, 2008	9,510,000	4.32
Granted:	—	—
Exercise price greater than intrinsic value	2,019,000	2.19
Exercise price equal to intrinsic value	—	—
Exercised	(1,135,000)	3.46
Canceled/expired	—	—

Outstanding at December 31, 2009	10,394,000	$3.96

Exercisable at December 31, 2009	10,394,000	$3.96

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted for the periods shown:

	Year Ended December 31,
	2009	2008	2007
Exercise price greater than fair value	$—	$1.59	$—
Exercise price equal to fair value	—	—	2.08
Exercise price less than fair value	1.27	—	0.47

We estimated the fair value of our common stock warrants on the respective grant dates using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2009, 2008 and 2007, respectively: dividend yield of zero percent for all years; expected volatility of 75%, 65%, and 47%; risk-free interest rates of 1.5%, 3.2% and 4.9% and expected lives of 3, 5 and 0.3 years, respectively.

The following table summarizes information about our common stock warrants outstanding and exercisable at December 31, 2009:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number outstanding at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2009	Weighted average exercise price
$2.185	2,019,000	2.47	$2.19	2,019,000	$2.19
$2.7625-$3.42	592,000	1.05	3.04	592,000	3.04
$3.60	6,025,000	3.56	3.60	6,025,000	3.60
$3.94	1,089,000	0.92	3.94	1,089,000	3.94
$4.55-$5.32	469,000	0.19	4.56	469,000	4.56
$34.00	200,000	0.61	34.00	200,000	34.00

$2.185-$34.00	10,394,000			10,394,000

11.	Share-Based Compensation

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future stock option exercise behaviors, estimated employee turnover and award forfeiture rates.

Description of Incentive Plans

The Company currently has two share-based incentive plans. The 2006 Incentive Plan described below is administered by the Board of Directors, or its designated committee (“Plan Administrator”), and provides for various awards as determined by the Plan Administrator. We terminated using a second share-based incentive plan, the Independent Director Stock Option Plan described below, in June 2008.

The 2006 Incentive Plan has 11.4 million shares authorized, of which 2.1 million shares were available for awards as of December 31, 2009. The 2006 Incentive Plan permits granting non-qualified stock options (NSOs), incentive stock options (ISOs), stock appreciation rights, restricted or unrestricted stock, deferred stock, other share-based awards, or cash awards to employees, officers, directors and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company’s closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months). In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan to increase the common stock reserved for issuance under the plan to 11.4 million shares and allow non-employee directors to participate in the plan.

The Independent Director Stock Option Plan (IDSOP) has 900,000 shares authorized, of which 875,000 are issued and outstanding as of December 31, 2009. The IDSOP permits granting NSOs to independent directors of the Company. Grants awarded under the IDSOP generally have the following terms: exercise price equal to the Company’s closing stock price on the date of grant, expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board. In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan described above to allow non-employee directors to participate in the plan. The Company does not intend to issue additional options from the IDSOP.

Options Valuation Methodology and Assumptions

We use the Black-Scholes option valuation model to determine the fair value of options granted and use the closing price of our common stock as the fair market value of our stock on that date.

We consider historical stock price volatilities, volatilities of similar companies and other factors in determining estimates of future volatilities.

We use historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted during the periods shown below:

	Year Ended December 31,
	2009	2008	2007
Assumptions (weighted average)
Volatility	75%	65%	68%
Expected term (in years)	5.1	5.1	6.2
Risk-free rate	2.0%	3.0%	5.0%
Expected dividends	—	—	—
Pre-vest forfeiture rate	5.0%	5.0%	5.0%
Grant date fair value of options granted	$1.20	$1.32	$2.67

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2009:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2006	5,711,000	$6.04	6.9	$1,384,000
Granted	1,617,000	4.08
Exercised	(84,000)	2.78
Forfeited or expired	(1,790,000)	9.05

Outstanding as of December 31, 2007	5,454,000	4.52	6.9	3,320,000
Granted	2,276,000	2.33
Exercised	(143,000)	2.72
Forfeited or expired	(590,000)	2.93

Outstanding as of December 31, 2008	6,997,000	3.98	7.2	63,000
Granted	1,996,000	1.97
Exercised	(335,000)	2.58
Forfeited or expired	(344,000)	3.01

Outstanding as of December 31, 2009	8,314,000	$3.59	7.0	4,823,000

Vested and expected to vest as of December 31, 2009	8,132,000	$3.62	6.9	$4,628,000

Exercisable as of December 31, 2009	4,845,000	$4.30	6.0	$2,084,000

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 were $455,000, $87,000 and $163,000, respectively.

The total grant date fair value of options vested during the years ended December 31, 2009, 2008, and 2007 was $1.6 million, $2.0 million and $2.1 million, respectively. As of December 31, 2009, our unamortized share-based compensation was $3.6 million which we plan to amortize over the next 2.3 years.

In April 2009, our Board of Directors approved the issuance of 291,000 nonvested equity shares of the Company’s common stock to the executive employees under the 2006 Incentive Plan. Included was a grant of 165,000 shares to one executive which vests conditionally upon completion of certain service and performance objectives the later of three years from the date of grant or the first day thereafter that the executive is not in a closed window, and 14,000 shares to the same executive in lieu of a cash salary increase which vested in four equal installments through December 31, 2009. The remaining shares vest over a three year period from the date of grant. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the service period.

In October 2008, our Board of Directors approved the payment of one half of each independent director’s annual retainer fee to be paid in the Company’s common stock. The common stock was valued at fair value and fully expensed on the grant date. Each independent director received 7,092 shares of common stock.

In March 2008, our Board of Directors approved the issuance of 125,000 nonvested equity shares of the Company’s common stock to the executive employees under the 2006 Incentive Plan. The shares vest over a three year period from the date of grant. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the three year service period.

As of December 31, 2009, our unamortized nonvested equity share-based compensation was $390,000 which we plan to amortize over the next 2.0 years.

12.	Commitments and contingencies

Agreements with the University of Washington (“UW”)

In October 1993, we entered into a Research Agreement and an exclusive license agreement (“License Agreement”) with the UW. The License Agreement grants us the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement (“Research Agreement”), whereby we have an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. We are required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Lease commitments

We lease our office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

We entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2010	$102,000	$870,000
2011	71,000	904,000
2012	62,000	938,000
2013	62,000	564,000
2014	21,000	—
Thereafter	—	—

Total minimum lease payments	318,000	$3,276,000

Less: Amount representing interest	(99,000)

Present value of capital lease obligations	219,000
Less: Current portion	(62,000)

Long-term obligation at December 31, 2009	$157,000

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,106,000 and $1,024,000, respectively, at December 31, 2009 and $1,017,000 and $932,000, respectively, at December 31, 2008.

Net rent expense was $862,000, $861,000, and $830,000 for 2009, 2008, and 2007, respectively.

Long-term debt

During 2006, we entered into a loan agreement with the lessor of our corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $322,000 at December 31, 2009.

Adverse purchase commitments

We have periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support bar code scanner production. We periodically assess the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. During 2009, we recorded a loss of $55,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of our estimated future proceeds from sale of the ROV scanners. In December 2008, the Company recorded a loss of $119,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of its estimated future proceeds from the sale of the ROV scanners.

13.	Income taxes

A provision for income taxes has not been recorded for 2009, 2008, and 2007 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on our history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2009, we have net operating loss carry forwards of approximately $237.3 million, for federal income tax reporting purposes. In addition, we have research and development tax credits of $4.9 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2009 to 2029 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our stockholders during any three-year period would result in limitations on our ability to utilize its net operating loss carry-forwards. We have determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

	December 31,
	2009	2008
Deferred tax assets, current
Reserves	$1,421,000	$1,990,000
Other	1,244,000	996,000

Total gross deferred tax assets, current	2,665,000	2,986,000

Deferred tax assets, noncurrent
Net operating loss carryforwards	81,199,000	74,605,000
R&D credit carryforwards	4,905,000	4,258,000
Depreciation/amortization deferred	20,926,000	15,665,000
Other	4,484,000	3,520,000

Total gross deferred tax assets, noncurrent	111,514,000	98,048,000

Deferred tax liabilities, noncurrent
Convertible debt	(873,000)	(1,828,000)

Total gross deferred tax liabilities, noncurrent	(873,000)	(1,828,000)

Net deferred taxes before valuation allowance	113,306,000	99,206,000
Less: Valuation allowance	(113,306,000)	(99,206,000)

Deferred tax assets	$—	$—

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between our effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders’ equity.

We did not have any unrecognized tax benefits at December 31, 2009 and at December 31, 2008.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009, 2008 and 2007, we recognized no interest or penalties.

We file income tax returns in the U.S. federal jurisdiction and various states. The tax years 2006-2008 generally remain open to examination by major taxing jurisdictions to which we are subject.

14.	Retirement savings plan

We have a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to the plan by the Company are made at the discretion of the Board of Directors.

Under the plan, we match 50% of employee contributions to the plan up to 6% of the employee’s per pay period compensation. During 2009, 2008 and 2007 we contributed $369,000, $365,000, and $295,000, respectively, to the plan under the matching program.

15.	Quarterly Financial Information (Unaudited)

The following table presents the Company’s unaudited quarterly financial information for the years ending December 31, 2009 and 2008:

	Year Ended December 31, 2009
	December 31,	September 30,	June 30,	March 31,
Revenue	$971,000	$924,000	$987,000	$951,000
Gross margin (loss)	(130,000)	(175,000)	(83,000)	327,000
Net loss	(8,745,000)	(11,525,000)	(10,394,000)	(8,865,000)
Net loss per share basic and diluted	(0.11)	(0.15)	(0.15)	(0.13)

	Year Ended December 31, 2008
	December 31,	September 30,	June 30,	March 31,
Revenue	$1,525,000	$894,000	$1,622,000	$2,570,000
Gross margin	287,000	285,000	719,000	1,469,000
Net loss	(9,873,000)	(8,443,000)	(9,266,000)	(5,038,000)
Net loss per share basic and diluted	(0.15)	(0.13)	(0.16)	(0.09)

MICROVISION, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES SCHEDULE

(in thousands)

	Balance at beginning of fiscal period	Additions		Deductions	Balance at end of fiscal period
Description		Charges to costs and expenses	Charges to other accounts
Year Ended December 31, 2007
Allowance for receivables from related parties	$2,473	$23	$—	$—	$2,496
Tax valuation allowance	76,565	—	11,086	—	87,651

Year Ended December 31, 2008
Allowance for receivables from related parties	2,496	—	—	(645)	1,851
Tax valuation allowance	87,651	—	11,555	—	99,206

Year Ended December 31, 2009
Allowance for receivables from related parties	1,851	—	—	(1,451)	400
Tax valuation allowance	99,206	—	14,100	—	113,306

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses (other than the underwriting discounts and commissions) payable by the company in connection with a distribution of securities registered hereby. All amounts are estimates except the SEC registration fee.

SEC registration fee(1)	$3,104
Legal fees and expenses	80,000
Accounting fees and expenses	25,000
Miscellaneous	5,000
Total	$113,104

(1) Previously paid.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonably cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant’s Certificate provides that the Company’s Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The

Registrant’s Certificate further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL. The Company has a liability insurance policy in effect which covers certain claims against any officer or director of the Company by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his or her capacity as an officer or director.

Item 15. Recent Sales of Unregistered Securities. Committed Equity Line Financing Facility

During the three months ended June 30, 2010, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon exemption from the registration requirements of the Securities Act of 1933, as amended.

On August 16, 2010, we entered into a Purchase Agreement with Azimuth pursuant to which we (i) issued to Azimuth 64,377 shares of common stock as Commitment Shares as consideration for entering into the Purchase Agreement and (ii) may sell up to 17,771,901 shares of common stock (including the Commitment Shares). The issuance of such shares is exempt from registration under the Securities Act pursuant to the exemption for transactions by an issuer not involving a public offering under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Microvision, Inc., as amended (14)

3.2	Bylaws of Microvision, Inc. (2)

4.1	Form of Specimen Stock Certificate for Common Stock.(2)

4.3	Form of Warrant issued under the Securities Purchase Agreement dated as of March 11, 2005 by and among Microvision, Inc. and the investors listed on the Schedule of Buyers thereto. (5)

4.5	Warrant No. 1 to Purchase Common Stock of Microvision, Inc. issued August 9, 2005 to Satellite Strategic Finance Partners, Ltd. (7)

4.6	Warrant No. 2 to Purchase Common Stock of Microvision, Inc. issued August 9, 2005 to Satellite Strategic Finance Associates, LLC. (7)

4.7	Warrant No. 88 to Purchase Common Stock of Microvision, Inc. issued August 31, 2005 to Omicron Master Trust (8)

4.8	Form of Warrant issued under the Securities Purchase Agreement dated as of November 30, 2005 by and among Microvision, Inc. and the investors listed on the Schedule of Buyers thereto. (9)

4.9	Registration Rights Agreement dated as of May 3, 2006 by and between Microvision, Inc. and Satellite Strategic Finance Associates, LLC.(10)

4.10	Form of Underwriter’s Warrant Agreement dated June 5, 2006 by and between Microvision, Inc. and MDB Capital Group, LLC.(11)

4.11	Form of Warrant issued under the Placement Agency Agreement dated as of July 18, 2008 by and between Microvision, Inc. and FTN Securities Corp., as representative of the several placement agents named therein. (13)

5.1	Opinion of Ropes & Gray LLP

10.1	Assignment of License and Other Rights between The University of Washington and the Washington Technology Center and the H. Group, dated July 25, 1993.(1)

Exhibit Number	Description
10.2	Project II Research Agreement between The University of Washington and the Washington Technology Center and Microvision, Inc., dated October 28, 1993.(1)+

10.3	Exclusive License Agreement between The University of Washington and Microvision, Inc., dated October 28, 1993.(1)+

10.4	Exclusive License Agreement between the University of Washington and Microvision, Inc. dated March 3, 1994.(4)

10.5	Microvision, Inc. 2006 Incentive Plan, as amended. (17)*

10.6	Independent Director Stock Option Plan, as amended.(3)*

10.8	Employment Agreement between Microvision, Inc. and Alexander Y. Tokman dated April 7, 2009.(16)

10.9	Lease Agreement between CarrAmerica Reality Operating Partnership, L.P. and Microvision, Inc., dated July 15, 2005.(6)

10.10	Securities Purchase Agreement dated June 22, 2009 by and between the Company and Max Display Enterprises Limited (15)

10.11	Registration Rights Agreement dated June 22, 2009 by and between the Company and Max Display Enterprises Limited(15)

10.12	Warrant No. 120 to Purchase Common Stock of Microvision, Inc. issued June 22, 2009 to Max Display Enterprises Limited(15)

10.13	Common Stock Purchase Agreement dated as of August 16, 2010 between Microvision, Inc. and Azimuth Opportunity Ltd. (18)

10.14	Engagement Letter dated as of August 16, 2010 between Microvision, Inc. and Reedland Capital Partners, an Institutional Division of Financial West Group(18)

10.15	Registration Rights Agreement dated as of August 16, 2010 between Microvision, Inc. and Azimuth Opportunity Limited(18)

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Ropes & Gray LLP (included in legal opinion filed as Exhibit 5.1 herein)

24.1	Power of Attorney

(1)	Incorporated by reference to the Company’s Form SB-2 Registration Statement, Registration No. 333-05276-LA.
(2)	Incorporated by reference to the Company’s Post-Effective Amendment to Form S-3 Registration Statement, Registration No. 333-102244
(3)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2002
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on March 5, 2003
(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on March 14, 2005
(6)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2005
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 10, 2005
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 2, 2005
(9)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 1, 2005
(10)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 5, 2006
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 31, 2006
(12)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended September 30, 2008
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on July 18, 2008.
(14)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended September 30, 2009

(15)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2009
(16)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended March 31, 2009
(17)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2010
(18)	Incorporated by reference to the Company’s Form 8-K filed on August 17, 2010
+	Subject to confidential treatment
*	Executive Compensation Plan or Agreement

(b)    Financial Statement Schedules.

No financial statement schedules are provided because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto included in the registrant’s Annual Report on Form 10-K filed with the SEC on March 10, 2010.

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Redmond, County of King, State of Washington, on August 17, 2010.

MICROVISION, INC.

By:	/S/ THOMAS M. WALKER
Thomas M. Walker Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ALEXANDER TOKMAN Alexander Tokman	Chief Executive Officer and Director (Principal Executive Officer)	August 17, 2010

/S/ JEFF WILSON Jeff Wilson	Chief Financial Officer (Principal Financial Officer)	August 17, 2010

* Richard A. Cowell	Director	August 17, 2010

* Slade Gorton	Director	August 17, 2010

* Jeanette Horan	Director	August 17, 2010

* Perry Mulligan	Director	August 17, 2010

* Brian Turner	Director	August 17, 2010

*By:	/S/ THOMAS M. WALKER	August 17, 2010
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Microvision, Inc., as amended (14)

3.2	Bylaws of Microvision, Inc. (2)

4.1	Form of Specimen Stock Certificate for Common Stock.(2)

4.3	Form of Warrant issued under the Securities Purchase Agreement dated as of March 11, 2005 by and among Microvision, Inc. and the investors listed on the Schedule of Buyers thereto. (5)

4.5	Warrant No. 1 to Purchase Common Stock of Microvision, Inc. issued August 9, 2005 to Satellite Strategic Finance Partners, Ltd. (7)

4.6	Warrant No. 2 to Purchase Common Stock of Microvision, Inc. issued August 9, 2005 to Satellite Strategic Finance Associates, LLC. (7)

4.7	Warrant No. 88 to Purchase Common Stock of Microvision, Inc. issued August 31, 2005 to Omicron Master Trust (8)

4.8	Form of Warrant issued under the Securities Purchase Agreement dated as of November 30, 2005 by and among Microvision, Inc. and the investors listed on the Schedule of Buyers thereto. (9)

4.9	Registration Rights Agreement dated as of May 3, 2006 by and between Microvision, Inc. and Satellite Strategic Finance Associates, LLC.(10)

4.10	Form of Underwriter’s Warrant Agreement dated June 5, 2006 by and between Microvision, Inc. and MDB Capital Group, LLC.(11)

4.11	Form of Warrant issued under the Placement Agency Agreement dated as of July 18, 2008 by and between Microvision, Inc. and FTN Securities Corp., as representative of the several placement agents named therein. (13)

5.1	Opinion of Ropes & Gray LLP

10.1	Assignment of License and Other Rights between The University of Washington and the Washington Technology Center and the H. Group, dated July 25, 1993.(1)

10.2	Project II Research Agreement between The University of Washington and the Washington Technology Center and Microvision, Inc., dated October 28, 1993.(1)+

10.3	Exclusive License Agreement between The University of Washington and Microvision, Inc., dated October 28, 1993.(1)+

10.4	Exclusive License Agreement between the University of Washington and Microvision, Inc. dated March 3, 1994.(4)

10.5	Microvision, Inc. 2006 Incentive Plan, as amended. (17)*

10.6	Independent Director Stock Option Plan, as amended.(3)*

10.8	Employment Agreement between Microvision, Inc. and Alexander Y. Tokman dated April 7, 2009.(16)

10.9	Lease Agreement between CarrAmerica Reality Operating Partnership, L.P. and Microvision, Inc., dated July 15, 2005.(6)

10.10	Securities Purchase Agreement dated June 22, 2009 by and between the Company and Max Display Enterprises Limited (15)

10.11	Registration Rights Agreement dated June 22, 2009 by and between the Company and Max Display Enterprises Limited(15)

Exhibit Number	Description
10.12	Warrant No. 120 to Purchase Common Stock of Microvision, Inc. issued June 22, 2009 to Max Display Enterprises Limited(15)

10.13	Common Stock Purchase Agreement dated as of August 16, 2010 between Microvision, Inc. and Azimuth Opportunity Ltd. (18)

10.14	Engagement Letter dated as of August 16, 2010 between Microvision, Inc. and Reedland Capital Partners, an Institutional Division of Financial West Group(18)

10.15	Registration Rights Agreement dated as of August 16, 2010 between Microvision, Inc. and Azimuth Opportunity Limited(18)

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Ropes & Gray LLP (included in legal opinion filed as Exhibit 5.1 herein)

24.1	Power of Attorney

(1)	Incorporated by reference to the Company’s Form SB-2 Registration Statement, Registration No. 333-05276-LA.
(2)	Incorporated by reference to the Company’s Post-Effective Amendment to Form S-3 Registration Statement, Registration No. 333-102244
(3)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2002
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on March 5, 2003.
(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on March 14, 2005
(6)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2005.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 10, 2005
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 2, 2005
(9)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 1, 2005
(10)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 5, 2006
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 31, 2006
(12)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended September 30, 2008
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on July 18, 2008.
(14)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended September 30, 2009
(15)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2009
(16)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended March 31, 2009
(17)	Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended June 30, 2010
(18)	Incorporated by reference to the Company’s Form 8-K filed on August 17, 2010
+	Subject to confidential treatment
*	Executive Compensation Plan or Agreement